UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0116
Washington, D.C. 20549	Expires: March 31, 2000
Estimated average burden
Form 6-K	hours per response 9.90

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F
☒	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No
☐	☒

Attached to this 6-K are the following items:

Exhibit

99.1	Transaction in Own Shares – July 6, 2005
99.2	Notice of Results – July 7, 2005
99.3	Transaction in Own Shares – July 7, 2005
99.4	Transaction in Own Shares – July 11, 2005
99.5	Taxation Advocate Generals Opinion – July 14, 2005
99.6	Transaction in Own Shares – July 15, 2005
99.7	Director-PDMR Shareholding – July 18, 2005
99.8	Director-PDMR Shareholding – July 18, 2005
99.9	Transaction in Own Shares – July 18, 2005
99.10	Directorate Change – July 25, 2005
99.11	Transaction in Own Shares – July 27, 2005
99.12	Director Declaration – July 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	August 1, 2005	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary